

August 14, 2018

<u>Via E-mail</u>
John L. Garrison, Jr.
Chairman and Chief Executive Officer
Terex Corporation
200 Nyala Farm Road
Westport, Connecticut 06880

     Re: **Terex Corporation**
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 16, 2018
          File No. 1-10702

Dear Mr. Garrison:

We refer you to our comment letter dated July 26, 2018, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance